UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sunwin Stevia International, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

867877102

(CUSIP Number)

D. Cameron Findlay

Senior Vice President, General Counsel and Secretary

Archer-Daniels-Midland Company

77 West Wacker Drive, Suite 4600

Chicago, IL 60601

Telephone: (217) 424-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 867877102

1	NAME OF REPORTING PERSON Archer-Daniels-Midland Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9% based on 173,882,803 shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 867877102

1	NAME OF REPORTING PERSON ADM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9% based on 173,882,803 shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 867877102

1	NAME OF REPORTING PERSON Archer Daniels Midland Europe B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,666,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,666,666
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,666,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9% based on 173,882,803 shares outstanding
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, $0.001 par value per share (the “Common Stock”) of Sunwin Stevia International, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 6 Shengwang Ave., Qufu, Shangdong, China.

Item 2. Identity and Background.

This Statement is filed by each of Archer-Daniels-Midland Company, a Delaware corporation (“ADM”), 77 West Wacker Drive, Suite 4600, Chicago, IL 60601; ADM Holdings LLC (“Holdings”), a Delaware limited liability company, 77 West Wacker Drive, Suite 4600, Chicago, IL 60601; and Archer Daniels Midland Europe B.V., a limited company organized and existing under the laws of The Netherlands (“ADM Europe” and together with ADM and Holdings, the “Reporting Persons”), Stationsstraat 76, 1541 LJ Koog aan de Zaan, The Netherlands. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit 1, pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”). ADM controls each of the other Reporting Persons.

ADM and ADM Europe process oilseeds, corn, wheat, cocoa, and other agricultural commodities and manufacture protein meal, vegetable oil, corn sweeteners, flour, biodiesel, ethanol, and other value-added food and feed ingredients. Holdings is a holding company that owns equity interests in indirect subsidiaries of ADM.

Set forth in Appendix I with respect to each director and executive officer of the Reporting Persons are his or her name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No other person other than persons listed in Appendix I might be deemed to control any of the Reporting Persons.

During the last five years, none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any person named in Appendix I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of the Reporting Persons, except Pierre Dufour, Antonio Maciel Neto, John P. Stott, Joep Moonen, Franciscus Jong and Stephen T. Filmer is a United States citizen. Mr. Dufour is a Canadian citizen, Mr. Maciel is a Brazilian citizen, Mr. Stott is a British citizen, Mr. Moonen is a Dutch citizen, Mr. Jong is a Dutch citizen and Mr. Filmer is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On October 1, 2014, ADM Europe and a subsidiary of ADM Europe collectively acquired all of the outstanding shares of WILD Flavors GmbH (“Wild Flavors”) for a base purchase price of approximately €2.2 billion. Wild Flavors and its affiliates, Wild Flavors, Inc., WILD Affiliated Holdings, Inc. and Dr. Hans-Peter Wild (collectively, the “Wild Flavors Filers”) acquired the shares reported as being beneficially owned by the Reporting Persons in this Statement as described in Item 4 of the Schedule 13D filed by the Wild Flavors Filers with the Securities and Exchange Commission (the “SEC”) on August 30, 2012 (the “Wild Flavors Schedule 13D”). The Wild Flavors Schedule 13D is filed as Exhibit 2 to this Statement, and the description in Item 4 thereof is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons acquired Wild Flavors to expand their ability to serve their customers in the natural flavor and ingredients market. Wild Flavors, Inc. acquired the Common Stock of the Issuer that is the subject of this Statement for the purpose set forth in Item 4 of the Wild Flavors Schedule 13D, which information is incorporated by reference in this Statement.

Except as provided in this Statement, none of the Reporting Persons has any plans nor proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under Act.

Item 5. Interest in Securities of the Issuer.

Based on the information in the Issuer’s Form 10-Q filed with the SEC on September 15, 2014, the Issuer is believed to have 173,882,803 shares of Common Stock outstanding. Each of the Reporting Persons may be deemed to beneficially own, share voting power over, and share the power to direct the disposition of 27,666,666 shares of the Common Stock, or approximately 15.9% of the outstanding Common Stock.

Except as described in this Statement, during the past sixty days there have been no transactions in shares of Common Stock of the Issuer by the Reporting Persons or by their directors or executive officers.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement among the Reporting Persons dated as of October 10, 2014.

Exhibit 2.	Wild Flavors Schedule 13D (incorporated by reference to the Schedule 13D filed by WILD Flavors GmbH, Wild Flavors, Inc., WILD Affiliated Holdings, Inc. and Dr. Hans-Peter Wild with the SEC on August 30, 2012 with respect to the common stock of Sunwin Stevia International, Inc.).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2014

ARCHER-DANIELS-MIDLAND COMPANY

/s/ D. Cameron Findlay
D. Cameron Findlay
Senior Vice President, General Counsel and Secretary

ADM HOLDINGS LLC

/s/ Stuart E. Funderburg
Stuart E. Funderburg
Director

ARCHER DANIELS MIDLAND EUROPE B.V.

/s/ Joseph D. Taets
Joseph D. Taets
Managing Director

Attention: Intentional misstatements or omissions of fact

constitute Federal Criminal violations (See 18 U.S.C. 1001)

Appendix I

Set forth below with respect to each director and executive officer of ADM are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601); and (b) his or her present principal employment or occupation and the name and (if not ADM) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person).

DIRECTORS

Alan L. Boeckmann: (a) see above; (b) Former Non-Executive Chairman of Fluor Corporation.

Mollie Hale Carter: (a) 2090 S. Ohio, Salina, Kansas 67401; (b) Chairwoman, Chief Executive Officer and President, Sunflower Bank and Vice President, Star A, Inc.

Terrell K. Crews: (a) see above; (b) Former Executive Vice President, Chief Financial Officer and Vegetable Business Chief Executive Officer, Monsanto Company.

Pierre Dufour: (a) Olof-Palme-Strasse 35, 60439 Frankfurt am Main, Germany; (b) Senior Executive Vice President, Air Liquide Group.

Donald E. Felsinger: (a) see above; (b) Former Executive Chairman, Sempra Energy.

Antonio Maciel Neto: (a) Av. Ibirapuera 2822, 1 andar-Moema, Sao Paulo, SP 04028-002, Brazil; (b) Chief Executive Officer, CAOA Group.

Patrick J. Moore: (a) 8000 Maryland Avenue, Suite 1240, Clayton, Missouri 63105; (b) President and Chief Executive Officer, PJM Advisors, LLC.

Thomas F. O’Neill: (a) 623 Fifth Avenue, 16th Floor, New York, New York 10022; (b) Co-Chief Executive Officer, Kimberlite Advisors.

Francisco Sanchez: (a) 188 West Northern Lights Boulevard, Suite 920, Anchorage, Alaska 99503; (b) Senior Managing Director of Pt. Capital and Chairman of CNS Global Consulting.

Daniel Shih: (a) see above; (b) Former Deputy Chairman, Executive Director and Chief Strategy Officer, Stella International Holdings Limited.

Kelvin R. Westbrook: (a) 8000 Maryland Avenue, Suite 440, Clayton, Missouri 63105; (b) President and Chief Executive Officer, KRW Advisors, LLC

Patricia A. Woertz: (a) see above; (b) Chairman of the Board and Chief Executive Officer of ADM.

OTHER EXECUTIVE OFFICERS

Mark A. Bemis: (a) see above; (b) Senior Vice President and President, Corn Processing business unit.

Michael D’Ambrose: (a) see above; (b) Senior Vice President—Human Resources.

D. Cameron Findlay: (a) see above; (b) Senior Vice President, General Counsel & Secretary.

Matthew J. Jansen: (a) see above; (b) Senior Vice President and President, Oilseeds Processing business unit.

Juan R. Luciano: (a) see above; (b) President and Chief Operating Officer.

John P. Stott: (a) see above; (b) Vice President and Controller.

Joseph D. Taets: (a) see above; (b) Senior Vice President and President, Agricultural Services.

Ray G. Young (a) see above; (b) Senior Vice President and Chief Financial Officer.

Set forth below with respect to each director of Holdings are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601); and (b) his or her present principal employment or occupation and the name and principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person).

Stephen T. Filmer: (a) A One Business Center, La Pièce 3 1180, Rolle Switzerland; (b) Company Secretary—Europe, ADM International Sàrl.

Stuart E. Funderburg: (a) see above; (b) Chief Corporate and Securities Counsel and Assistant Secretary of ADM.

Jarrod Ruiz: (a) A One Business Center, La Pièce 3 1180, Rolle Switzerland; (b) Director of International Tax, ADM International Sàrl.

John P. Stott: (a) see above; (b) Vice President and Controller of ADM.

Set forth below with respect to each managing director of ADM Europe are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Stationsstraat 76, 1541 LJ Koog aan de Zaan, The Netherlands); and (b) his or her present principal employment or occupation and the name and principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person).

Franciscus Jong: (a) see above; (b) Managing Director of ADM Europe.

Joep Moonen: (a) Stationsstraat 76, 1541 LJ Koog aan de Zaan, The Netherlands; (b) Controller, ADM Cocoa BV.

R. Daniel Nisser: (a) 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601; (b) Chief Financial Officer, Agricultural Services of ADM.

Joseph D. Taets: (a) 77 West Wacker Drive, Suite 4600, Chicago, Illinois 60601; (b) President, Agricultural Services of ADM.